FPC Exemption No. (82-836)

08003222

SEC
Mail Processing
Section

JUN - 9 2008

Washington, DC
100

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Abridged Circular of PT. Indofood Sukses Makmur Tbk ("Indofood"), a 51.5% owned subsidiary of First Pacific Company Limited, in connection with the Proposed Conflict of Interest Transaction relating to the proposed subscription of new shares representing 60% of the enlarged share capital of PT Lajuperdana Indah by PT Salim Ivomas Pratma.**

Dated this 28th day of May, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

** Independent Non-executive Directors*

PROCESSED

JUN 17 2008 E

THOMSON REUTERS

dle 6/16

ABRIDGE CIRCULAR TO SHAREHOLDERS IN CONNECTION WITH THE PROPOSED CONFLICT OF INTEREST TRANSACTION

Indofood
THE SYMBOL OF QUALITY FOODS

PT INDOFOOD SUKSES MAKMUR Tbk

("Company")

Principal Businesses:
Instant noodle industry, flour milling, and equity investment in subsidiaries engaged in integrated food processing, plantations, processing of edible oils and fats, and distribution

Principal Office:
Sudirman Plaza, Indofood Tower, 27th Floor
Jalan Jenderal Sudirman Kav. 76-78
Jakarta 12910 – Indonesia
Telephone: 62 (21) 5795 – 8822
Facsimile: 62 (21) 5793 – 5960

The Company through its subsidiary namely PT Salim Ivomas Pratama ("SIMP") domiciled in Jakarta plans to enter into the proposed subscription in PT Lajuperdana Indah ("LPI") by way of subscription and full payment of 187,500 new shares of LPI representing 60% of the total issued shares of LPI after the issuance of such new shares ("Proposed Subscription"), amounting to Rp 375 billion.

The Board of Commissioners and the Board of Directors of the Company accept full responsibility for the accuracy of all the information contained in the Circular to Shareholders ("Circular") and affirm that after making sufficient and reasonable enquiries and to the best of their knowledge and belief, there are no important and relevant facts the omission of which would cause the material information or facts in the Circular incorrect and/or misleading.

INTRODUCTION

This abridged circular is a summary of the Circular which prepared to assists the shareholders in making decision for the Proposed Subscription.

LPI is an affiliated party of the Company's majority shareholder, therefore the Proposed Subscription is considered as a conflict of interest transaction in accordance with Bapepam Regulation No. IX.E.1 regarding Conflict of Interest in Certain Transactions (Attachment to the Decree of the Chairman of Bapepam No. Kep-32/PM/2000 dated 22 August 2000) ("Regulation No. IX.E.1").

In connection with the Proposed Subscription, the Company's has appointed (i) PT Asian Appraisal Indonesia as the Independent Party who performed the share valuation of LPI and provides fairness opinion to the Proposed Subscription and (ii) Ali Budiardjo, Nugroho, Reksodiputro as legal consultant who rendered the opinion on the legal aspect of the Proposed Subscription.

BRIEF INFORMATION OF THE COMPANY

General

The Company domiciled in Jakarta is a limited liability company established under the laws of Republic of Indonesia. The Company was established under the name of PT Panganjaya Intikusuma based on Deed No. 228 dated 14 August 1990, as amended by Deed No. 249 dated 15 November 1990 and Deed No. 171 dated 20 June 1991, all made before Benny Kristianto, S.H., Notary in Jakarta; was approved by the Ministry of Justice of the Republic of Indonesia based on Decree of the Ministry of Justice of the Republic of Indonesia No. C2-2915.HT.01.01.Th.91 dated 12 July 1991; was registered at the District Court of South Jakarta under Registry Nos. 579, 580 and 581 dated 5 August 1991; published in the State Gazette of the Republic of Indonesia No. 12/611 dated 11 February 1992.

The Company's articles of association have been amended several times and the most recent amendment based on Deed of Statement of Meeting's Resolution No. 28 dated 22 February 2008, made before Benny Kristianto, S.H., Notary in Jakarta, containing amendment to the entire articles of association to comply with Law No. 40 of 2007 on Limited Liability Companies; such amendment has been approved by the Ministry of Law and Human Rights based on Decree No. AHU-16532.AH.01.02.Tahun 2008 dated 3 April 2008.

Business Activities

The main business activity of the Company is to engage in instant noodle industry, flour milling, equity investment in subsidiaries engaged in integrated food processing, plantations, processing of edible oils and fats, and distribution.

Capital and Shareholding Structure

The capital and shareholding structure of the Company based on the shareholders register as of 30 April 2008 issued by the Company's Shares Registrar is as follows:

Shareholders	Nominal Value Rp. 100 per share		
	Shares	Rupiah	%
Authorized Capital	30,000,000,000	3,000,000,000,000	
Issued and Fully Paid-up Capital:			
- CAB Holding Limited	4,394,603,450	439,460,345,000	51.53
- JP Morgan Chase Bank	477,117,390	47,711,739,000	5.59
- Ibrahim Risjad	3,203,180	320,318,000	0.04
- Anthoni Salim	632,370	63,237,000	0.01
- Taufik Wiraatmadja	50,000	5,000,000	0.00
- Fransiscus Welirang	12,750	1,275,000	0.00
- Public	3,652,969,860	365,296,986,000	42.83
Sub Total	8,528,589,000	852,858,900,000	100.00
Treasury Stock	915,600,000	91,560,000,000	
Total Issued and Fully Paid-Up Capital	9,444,189,000	944,418,900,000	
Total Unsubscribed Shares	20,555,811,000	2,055,581,100,000	

Composition of Board of Commissioners and Board of Directors

Based on Deed No. 94 dated 30 May 2007 made before Benny Kristianto, S.H., Notary in Jakarta, the composition of the Company's Board of Commissioners and Board of Directors is as follows:

<u>Board of Commissioners</u>

President Commissioner	: Manuel V. Pangilinan
Commissioner	: Benny Setiawan Santoso
Commissioner	: Edward A. Tortorici
Commissioner	: Ibrahim Risjad
Commissioner	: Albert del Rosario
Commissioner	: Robert Charles Nicholson
Commissioner	: Graham L. Pickles
Independent Commissioner	: Utomo Josodirdjo
Independent Commissioner	: Torstein Stephansen
Independent Commissioner	: Wahjudi Prakarsa

Board of Directors

President Director		Anthoni Salim
Vice President Director	:	Fransiscus Welirang
Vice President Director	:	Cesar Manikan dela Cruz
Vice President Director	:	Darmawan Sarsito
Director	:	Aswan Tukiaty
Director	:	Tjhie Tje Fie
Director	:	Taufik Wiraatmadja
Director	:	Peter Kradolfer

1. Reasons and Background to the Proposed Subscription

The Company's Agribusiness Group is mainly engaged in oil palm plantation and also engaged in cultivation in other crops, such as rubber, tea, and cocoa. Total plantation area owned by the Company's Agribusiness Group as of 31 March 2008 is approximately 406,519 hectares, of which approximately 165,853 hectares are planted with oil palms and approximately 25,691 hectares are planted with rubber and other crops.

This Proposed Subscription will enable the Indofood Group to expand and diversify its existing agribusiness activities into the areas of sugar cane cultivation and processing.

The sugar industry is an attractive proposition with growing demand in both the Indonesian and international markets. Domestic demand for sugar in the Indonesian market is increasing, driven by factors such as population growth, the rapid development of the processed food and beverage industries, and the expansion of sugar-based industries such as ethanol which utilizes molasses as a basic raw material.

In addition to the above, the shortfall in domestic supply in Indonesia and the shift in land use from the growing of food crops to the growing of energy crops, implies a likely positive trend in the price of sugar in the future.

Being part of the Indofood Group following the completion of the Proposed Subscription, LPI's products may be directly distributed through Indofood Group's established distribution network throughout Indonesia.

2. Object of Transaction

The object of transaction is 187,500 (one hundred eighty seven thousand five hundred) new shares issued by LPI having a nominal value of Rp.1,000,000 (one million Rupiah) each or representing 60% (sixty percent) of the Enlarged Capital.

3. Value of Transaction

The Transaction Value that has been agreed in the Agreement is an aggregate cash consideration of Rp. 375,000,000,000 (three hundred seventy five billion Rupiah) subject to the terms and fulfillment of the conditions precedent as set forth in the Agreement.

Within 3 (three) Business Days after the Agreement date, SIMP paid a deposit to LPI of Rp. 37,500,000,000 (thirty seven billion five hundred million Rupiah), while the remaining amount of Rp. 337,500,000,000 (three hundred thirty seven billion five hundred million Rupiah) will be paid at the Completion Date.

Pursuant to the terms under the Agreement, in the event the Agreement is terminated by SIMP due to (i) a material breach of any provision in the Agreement by BSS and/or LPI, and such breach has not been waived in writing by SIMP, or (ii) in the event any of the conditions precedent has not been satisfied before 31 July 2008 or such other date as the parties may mutually agree in writing (the "Long-Stop Date"), or (iii) if satisfaction of certain of the conditions precedent by the Long-Stop Date is or becomes impossible and SIMP has not waived in writing, the deposit (plus interest based on the fixed deposit rate quoted by a bank designated by SIMP) shall be refunded by LPI to SIMP in full. On the other hand, in the event that the Agreement is terminated by BSS and/or LPI due to a failure by SIMP to fulfill its obligations based on the Agreement, LPI will be required to refund to SIMP the deposit (without any interest thereon).

The Transaction Value is expected to be financed by SIMP's internal fundings.

4. **Conditions Precedent**

Completion of the Proposed Subscription is conditional upon satisfaction of conditions precedent as set forth in the Agreement, among others:

- SIMP being in its sole and absolute discretion is satisfied with the results of a due diligence carried out on LPI;

- LPI having received all necessary approvals and consents from all relevant governmental, statutory, regulatory and other authorities and third parties including BKPM (if required) in relation to the Proposed Subscription;

- LPI having obtained all approvals required by its corporate documents and having obtained all consents or approval from the authority (if any) required in relation to the Proposed Subscription;

- LPI, BSS and the minority shareholders of LPI having obtained the approval of their respective creditors (if required) in relation to the change of shareholders of LPI, on terms satisfactory to SIMP;

- All the existing members of the Board of Directors and the Board of Commissioners of LPI appointed by BSS and the minority shareholders of LPI having tendered their resignation from the Board of Directors and the Board of Commissioners of LPI as of the Completion Date;

- LPI having obtained the approval of its shareholders in General Meeting of Shareholders for the increase in the share capital of LPI, the change in the categorization of the Class A shares and the Class B shares into one class of shares, the waiver of the pre-emptive rights by the shareholders of LPI, the participation of SIMP as a new shareholder in LPI, and the appointment of such persons as SIMP may nominate as directors and commissioners of LPI;

- LPI, BSS and the minority shareholders of LPI having obtained all waivers, releases, consents and authorizations which are necessary or required under any existing contractual, financing or security arrangements to which LPI, BSS or the minority shareholders of LPI (as the case may be) are parties; and

- SIMP and its parent companies having obtained the approvals required under their respective corporate documents, the prevailing laws, regulations and stock exchange rules in their respective jurisdictions of incorporation, for the Proposed Subscription.

5. **Business Plans of Indofood Group in Connection with the Proposed Subscription**

After Completion of the Proposed Subscription, the Company's Agribusiness Group plans to continue and develop LPI's current business, and ensure the implementation of the following LPI's plans within the planned timeframe:

- **Expanding planted area of sugar cane in line with LPI's planting target**

  The total plantation area owned by LPI in Kabupaten Ogan Komering Ulu Timur, South Sumatera of approximately 37,500 hectares; consist of certificated land (HGU) of approximately 21,500 hectares while the rest is still under location permit as further described below. Currently, LPI has planting target on such plantation area of approximately 18,600 hectares to meet the production capacity requirement as further described in point below.

  In relation to such planting target, as of 31 March 2008, the sugar cane planted area is approximately 2,745 hectares, while the rest is still in raw land condition. LPI plans to develop its raw land to planted area in order to achieve the total planted area of approximately 18,600 hectares by the end of 2011.

  In general, developing sugar cane plantations from raw land to a mature plantation requires approximately 1 year and is estimated to require funding of about USD 1,200 (one thousand two hundred United States Dollar) per hectare. After 4 years of production, the re-planting cost is approximately USD 900 (nine hundred United States Dollar) per hectare.

- **Completion of construction of a new sugar production facility located in Kabupaten Ogan Komering Ulu Timur**

  Construction of the new LPI's production facility of approximately 8,000 tonnes cane per day ("tcd") production capacity located in Kabupaten Ogan Komering Ulu Timur has been started in April 2008 with estimated construction cost of approximately USD118,000,000 (one hundred eighteen million United States Dollar). Currently, LPI expects the said production facility will commence its production by the end of 2010.

- **Completion of rehabilitation of a sugar production facility at Kabupaten Pati**

  The sugar production facility with production capacity of approximately 3,000 tcd located in Kabupaten Pati, which currently being rehabilitated, is expected to re-commence production in the second half of 2008 with rehabilitation costs of approximately USD10,000,000 (ten million United States Dollar).

- **Optimize operating efficiency and productivity**

  LPI plans to continue enhancing the level of integration in its operations and improving its cultivation, production, marketing and logistical processes so as to achieve greater cost efficiencies, productivity, economies of scale and effective service delivery. These include investment in information technology to enhance the pace and accuracy of information gathering, processing and dissemination throughout the organization.

6. **Potential Risks that may Arise from the Proposed Subscription**

The Proposed Subscription may involve the risks described below. The list of risks described below is not intended to be exhaustive, as there are other risks that are currently deemed immaterial to the Indofood Group and/or there may be additional risks not presently known to the Indofood Group.

The potential risks that may arise in relation to the Proposed Subscription and that may affect the Company's business operations are as follows:

a. **Land disputes and deviations from LPI's planting program**

Under LPI's current planting program, it is anticipated that up to 18,600 hectares of land is intended to be cultivated with sugar cane.

Approximately 6,384 hectares of LPI's certificated land bank is presently being controlled by third parties without having obtained any permission from LPI, and part of such land is being planted with palm oil. LPI intends to negotiate with such third parties with a view to reaching a settlement agreement with such third parties so that such land can be taken back and utilised by LPI.

There can be no assurance that LPI will be able to reach agreement with the respective third parties within a short period of time, or at all. If LPI is unable to reach agreement with such third parties, then LPI will have to resort to legal means including court proceedings which can be lengthy and costly. Any delay, breakdown in negotiations or legal disputes could have a material adverse effect on LPI's ability to carry out its planting program, which will impact the volume of production of sugar and the utilisation of the sugar production factory.

b. **Delay in completion of sugar production facility**

The construction of the sugar production facility located in Kabupatan Ogan Komering Ulu Timur has been started in April 2008 and is expected to be completed by the end of 2010.

However, there can be no assurance that construction of the sugar production facility will be completed as scheduled, due to the possibility of work completion delays caused by contractors or other factors beyond control of the contractors. Delay in the completion of the sugar production facility would mean that LPI will have to sell its sugar cane to third parties who might not be able to buy the entire sugar cane due to limitation of their processing

capacities. These may cause a delay in the sugar production process and/or reduce LPI's profit margin, which will also have a material impact on LPI's revenue, profitability and financial condition.

c. **Variation in Sugar Price**

Currently, domestic sugar price in Indonesia is still higher compared to sugar price in the International market. This is due to the policy of the Government regulating minimum sugar price according to the economic condition in Indonesia.

There can be no assurance that such Government's policy regulating such minimum sugar price will continue to be applied. If such policy will no longer be applied, the domestic sugar price will correlate to the sugar price in the international market.

Other factors such as Indonesian government regulations and taxation which may be applied in the future, may also affect the prices at which LPI is able to sell its sugar products in the Indonesian domestic market.

Any or all of the above matters could have material impact on the operation, revenue, profitability and financial condition of LPI.

d. **Risk of sugar supply from farmers in Pati**

In relation to the sugar cane supply requirement for the sugar production facility of LPI in Pati, with production capacity of 3,000 tcd, LPI has entered into a partnership program with approximately 120 local farmers in Pati, Central Java, Indonesia. Under the partnership program, LPI will provide credit facilities to the farmers for a period of approximately 2 (two) years which will be secured by the land certificates of the farmers. Pursuant to the partnership program, the farmers will supply the sugar cane to LPI which will be processed to sugar and molasses. The sales proceed for the sugar and molasses will be shared between LPI and the farmers proportionally as agreed in the partnership program. Part of the farmers' portion of the sales proceeds will be applied to offset the credit facilities as mentioned above.

The farmers are not obligated to supply the sugar cane to LPI after their credit facilities have been fully paid. Therefore, there can be no assurance that LPI will get the sugar cane supply from the farmers after their credit facilities have been fully paid. Such decrease in the supply of sugar cane would reduce its sugar production which will have a material impact on the business of LPI.

e. **Risk of default by the farmers at Pati on repayment of loans extended by LPI**

Under the partnership program above, the farmers are required to supply their sugar cane to LPI. The sales proceed for the sugar and molasses will be shared between LPI and the farmers proportionally as agreed in the partnership program. Part of the farmers' portion of the sales proceeds will be applied to offset the credit facilities as mentioned above.

There can be no assurance that the farmers will supply their sugar cane to LPI and this may result in them defaulting on their repayment obligations of such credit facilities to LPI.

7. Descriptions of Parties to the Proposed Subscription

7.1 SIMP

General

SIMP domiciled in Jakarta is a limited liability company under the laws of the Republic of Indonesia. SIMP was established based on Deed No. 65 dated 12 August 1992, made before Maria Andriani Kidarsa, S.H., Notary in Jakarta. Such Deed was approved by the Ministry of Justice of the Republic of Indonesia based on Decree No. C2-9737.HT.01.01.TH.93 dated 27 September 1993, registered with the District Court of South Jakarta under No. 977/A.PT/HKM/1993/PN.JAK.SEL dated 18 October 1993 and published in the State Gazette of the Republic of Indonesia No. 101/5933 dated 17 December 1993.

The articles of association of SIMP have been amended several times and the latest amendment was stated in Deed of Statement of Shareholders' Circular Resolution No. 1044 dated 10 September 2007 made before Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, regarding amendment of Article 11 and was notified to the Ministry of Law and Human Rights as stated in Letter of Notification Receipt No. C-UM.HT.01.10-5105 dated 5 December 2007.

Business Activities

The main business activities of SIMP comprise the oil palm plantations and processing of CPO into cooking oil, margarine and shortenings, and the processing of copra into crude coconut oil and its derivative products.

Capital and Shareholding Structure

Based on Deed No. 28 dated 8 January 2007 made before Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, the capital and shareholding structure of SIMP is as follows:

Shareholders	Nominal Value Rp. 1,000,000 per share		
	Shares	Rupiah	%
Authorized Capital	**3,000,000**	**3,000,000,000,000**	
Issued and Fully Paid-up Capital :			
- Indofood Oil & Fats Pte. Ltd.	2,277,549	2,277,549,000,000	90.00
- PT Indofood Sukses Makmur Tbk	202,437	202,437,000,000	8.00
- PT Mandiri Investama Sejati	32,708	32,708,000,000	1.29
- PT Bina Makna Indopratama	9,739	9,739,000,000	0.39
- PT Multi Langgeng Nusantara	8,177	8,177,000,000	0.32
Total Issued and Fully Paid-up Capital	**2,530,610**	**2,530,610,000,000**	**100.00**
Unsubscribed Shares	**469,390**	**469,390,000,000**	

Composition of Board of Commissioners and Board of Directors

Based on Deed No. 115 dated 28 April 2008 made before Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, the composition of the Board of Commissioners and Board of Directors of SIMP is as follows:

Board of Commissioners

President Commissioner	:	Cesar Manikan dela Cruz
Commissioner	:	Tjhie Tje Fie
Commissioner	:	Axton Salim

Board of Directors

President Director	:	Mark Julian Wakeford
Vice President Director	:	Moleonoto
Director	:	Gunadi
Director	:	Willihar Tamba
Director	:	Suaimi Suriady
Director	:	Tan Agustinus Dermawan
Director	:	Darjono Koesoemaningrat
Director	:	Sunardi Winarto

7.2 BSS

General

BSS domiciled in Jakarta is a limited liability company established under the laws of the Republic of Indonesia. BSS was established based on Deed No. 03 dated 5 December 2005 made before Gisella Ratnawati, S.H., Notary in Jakarta. Said Deed was approved by the Ministry of Justice of

the Republic of Indonesia based on Decree No. C-32528 HT.01.01.TH.2005 dated 7 December 2005; was registered with Company Registry Office of South Jakarta under Registry No. 141/BH.09.03/I/2006 dated 20 January 2006 and published in the State Gazette of the Republic of Indonesia No. 12/1558 dated 10 February 2006.

Business Activities

The business activity of BSS is engaging in investment in agribusiness.

Capital and Shareholding Structure

Based on Deed No. 03 dated 5 December 2005 made before Gisella Ratnawati, S.H., Notary in Jakarta, the capital and shareholding structure of BSS is as follows:

Shareholders	Nominal Value of Rp. 1,000,000 per share		
	Shares	Rupiah	%
Authorized Capital	**1,000**	**1,000,000,000**	
Issued and Fully Paid-Up Capital:			
- Edie Herjadi	499	499,000,000	99.80
- Jimmy Irawan Pualamsjah	1	1,000,000	0.20
Total Issued and Fully Paid-Up Capital	**500**	**500,000,000**	**100.00**
Unsubscribed Capital	**500**	**500,000,000**	

Composition of Board of Commissioners and Board of Directors

Based on Deed No. 03 dated 5 December 2005 made before Gisella Ratnawati, S.H., Notary in Jakarta, the composition of the Board of Commissioners and Board of Directors of BSS is as follows:

Board of Commissioner

Commissioner : Jimmy Irawan Pualamsjah

Board of Directors

President Director : Daddy Hariadi
Director : Edie Herjadi

7.3 Samsuddin family

The Samsuddin family consists of Irsan Samsuddin, Iwan Samsuddin and Suriati Samsuddin, who together presently own the shares in LPI representing approximately 18% of total shares issued by LPI.

7.4 LPI

General

LPI domiciled in Jakarta a limited liability company established under the laws of the Republic of Indonesia. LPI was established based on Deed No. 153 dated 18 November 1992, as amended by Deed No.148 dated 26 April 1993, all made before Doctorandus Hanifa Halim, S.H., Notary in Jakarta. Said Deed was approved by the Ministry of Justice of the Republic of Indonesia based on Decree No. C2-3987.HT.01.01.TH.93 dated 29 May 1993 and was registered with the Registry Book of the District Court of West Jakarta under Registry Nos. 646/1993 and No. 647/1993 dated 15 June 1993 and published in the State Gazette of the Republic of Indonesia No. 63/3555 dated 6 August 1993.

The articles of association of LPI have been amended several times and the latest amendment was based on Deed of Statement of Circular Resolution in Lieu of an Extraordinary General Meeting of Shareholders No. 17 dated 20 November 2007 made before Gisella Ratnawati, S.H., Notary in Jakarta, regarding the increase of the issued and paid up capital, and notified to the Ministry of Law and Human Rights as stated in Letter of Notification Receipt No. AHU-

AH.01.10-1047, dated 15 January 2008, and registered with the Company Registry held by Ministry of Law and Human Rights under No.AHU-0002865.AH.01.09.Tahun 2008 dated 15 January 2008.

Business Activities

LPI is principally engaged in sugar cane plantation with integrated processing facilities.

Capital and Shareholding Structure

Based on Deed No. 17 dated 20 November 2007 made before Gisella Ratnawati, S.H., Notary in Jakarta, the capital and shareholding structure of LPI is as follows:

Shareholders	Nominal Value of Rp. 1,000,000 per share				
	Shares			Rupiah	%
	Class A	Class B	Total		
Authorized Capital	**100,000**	**100,000**	**200,000**	**200,000,000,000**	
Issued and Fully Paid-Up Capital					
PT Bangun Sriwijaya Sentosa	50,000	50,000	100,000	100,000,000,000	80.00
Irsan Samsuddin	5,500	5,500	11,000	11,000,000,000	8.80
Suriati Samsuddin	4,000	4,000	8,000	8,000,000,000	6.40
Iwan Samsuddin	1,750	1,750	3,500	3,500,000,000	2.80
Darsono	1,250	1,250	2,500	2,500,000,000	2.00
Total Issued and Fully Paid-Up Capital	**62,500**	**62,500**	**125,000**	**125,000,000,000**	**100.00**
Unsubscribed Capital	**37,500**	**37,500**	**75,000**	**75,000,000,000**	

Composition of Board of Commissioners and Board of Directors

Based on Deed No. 09 dated 17 December 2007 made before Gisella Ratnawati, S.H., Notary in Jakarta, the composition of the Board of Commissioners and Board of Directors of LPI is as follows:

<u>Board of Commissioners</u>

President Commissioner : Darsono
Vice President Commissioner : Sugiarso Tanzil
Commissioner : Budijati Wangsit
Commissioner : Iwan Samsuddin
Commissioner : Bima Widjaja Saputra
Commissioner : Siswanto

<u>Board of Directors</u>

President Director : Daddy Hariadi
Vice President Director : Irsan Samsuddin
Director : Suriati Samsuddin
Director : Edie Herjadi

Description of Transactions with Affiliated Parties

Currently, LPI engages into several transactions with parties affiliated to the majority shareholder of the Company :

1. Loan to BSS with the outstanding loan as of 31 March 2008 of Rp. 120,141,015,303 (one hundred twenty billion one hundred forty one million fifteen thousand three hundred and three Rupiah), used for financing of its pre-operation cost and construction cost of its production facilities; Such loan is non interest bearing loan with no repayment schedule.
2. Use the insurance services related to the insurance of fixed assets owned by LPI;
3. Use the technical consultant services among others to conduct the investigation soil survey, engineering analysis, mapping of contour area, environmental feasibility study (*Rencana Pemantauan Lingkungan (RPL)* and *Rencana Pengelolaan Lingkungan (RKL)*).

Plantation and/or Production Facilities of LPI

LPI operates plantation estates and production facility in Komering Ulu, South Sumatera, while in Pati, Central Java, LPI owns only a sugar production facility.

- **Plantation and Production Facility in Komering Ulu**

  In April 2008, LPI commenced construction of its sugar production facility with production capacities of 8,000 tcd. The construction of such production facility is expected to commence its production by the end of 2010.

  The requirement of such production facility is planned to be supplied from the sugar cane plantation area owned by LPI in Kabupaten Ogan Komering Ulu Timur, South Sumatera of approximately 37,500 hectares; consist of certificated land (HGU) of approximately 21,500 hectares while the rest is still under location permit as further described below. Currently LPI has planting target on such plantation area of approximately 18,600 hectares by the end of 2011 to meet the production capacity requirement as described above. As of 31 March 2008, approximately 2,745 hectares has been planted with sugar cane.

  The location permit granted to LPI is approximately 16,000 hectares for the development of sugar cane plantation located in Kecamatan Cempaka, Semendawai Barat, Semendawai Suku III, and in Kecamatan Madang Suku I, Kabupaten Ogan Komering Ulu Timur. Pursuant to said location permit, LPI may conduct land relinquishment, acquisition and/or cultivation within the period set out in the location permit and ultimately to apply for the granting of HGU over the relinquished land, which land area may not be the same with the area allocated in such location permit.

  In the implentation thereof, it is possible that part of the allocated area based on such location permit may not be able to be controlled and cultivated by LPI.

- **Production Facility in Pati**

  LPI also owns certificated land (HGB) of approximately 22.79 hectares in Kecamatan Tayu, Kabupaten Pati, Central Java, of which approximately 11.35 hectares is used for a sugar production facility and other supporting infrastructure, with production capacity of 3,000 tcd, which is currently being rehabilitated as its operations were discontinued since year 2000. It is expected that the rehabilitation of the production facility can be completed and will start operating in the second half of 2008.

8. **Description of Conflict of Interest**

The diagram below depicts the nature of the Conflict of Interest between LPI and the Company and/or SIMP. LPI is beneficially owned by the shareholder that is also the majority shareholder of the Company. Therefore, the Proposed Subscription constitutes a Conflict of Interest transaction under Regulation No. IX.E.1.


Salim Group
100.00%
BSS
80.00%
LPI
44.50%
First Pacific Company Ltd.
100.00%
CAB Holding Limited
51.53%
Company
57.81%
IndoAgri
8.39%
90.00%
SIMP

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY AND SUBSIDIARIES

The pro forma condensed consolidated balance sheet and pro forma condensed statement of income of the Company and subsidiaries as shown below have been prepared in accordance with Statements of Financial Accounting Standards generally applied in Indonesia (SFAS) issued by the Indonesian Institute of Accountants, assuming that the Company executed the Proposed Subscription on 1 January 2007. The pro forma condensed consolidated financial information has been prepared by the management based on the Consolidated Financial Statements of the Company and subsidiaries for year ended 31 December 2007, audited by Purwantono, Sarwoko & Sandjaja (member of Ernst & Young Global).

Pro Forma Condensed Consolidated Balance Sheet

(in million Rupiah)

Description	Before Proposed Subscription	After Proposed Subscription
Assets		
Current Assets	11,766,665	11,809,130
Non Current Assets	17,760,801	17,897,765
Total Assets	**29,527,466**	**29,706,895**
Liabilities and Equity		
Liabilities		
Current Liabilities	12,776,366	12,793,418
Non Current Liabilities	5,902,676	6,001,100
Total Liabilities	**18,679,042**	**18,794,518**
Minority Interest	3,721,828	3,893,213
Equity - net	7,126,596	7,019,164
Total Liabilities and Equity	**29,527,466**	**29,706,895**

Pro Forma Condensed Consolidated Statement of Income

(in million Rupiah)

Description	Before Proposed Subscription	After Proposed Subscription
Net Sales	27,858,304	27,858,304
Gross Profit	6,576,552	6,576,552
Operating Profit	2,894,428	2,876,440
Net Profit	**980,357**	**973,953**

PT Asian Appraisal Indonesia

PT Asian Appraisal Indonesia submitted the Fairness Opinion on the Proposed Subscription as stated in the Report No. AAI 2008-1184 dated 16 May 2008 which stated that the Transaction Value of Rp 375,000,000,000 (three hundred seventy five billion Rupiah) for the subscription of 60% of Enlarged Capital of LPI is fair for SIMP, the Company and the Independent Shareholders.

Ali Budiardjo, Nugroho, Reksodiputro

Ali Budiardjo, Nugroho, Reksodiputro as the independent legal consultant has submitted the Legal Opinion on Conflict of Interest Transaction No. 0402-b/ISM-08006/RSN-RT dated 21 May 2008 which stated that the Proposed Subscription constitutes the Conflict of Interest Transaction therefore the Company must obtain the approval from the Independent Shareholders of the Company in EGM which held in accordance with the articles of association of the Company and Regulation No. IX.E.1.

In compliance with the provisions stipulated in Regulation No. IX.E.1 and the Company's articles of association in connection with the Proposed Subscription mentioned above, the Company intends to obtain approval from the Independent Shareholders of the company during the EGM that will be held concurrently with the Annual General Meeting of Shareholders of the Company on Friday, 27 June 2008.

For the discussion on the Proposed Subscription, the EGM must be attended by the Independent Shareholders or their proxies representing more than 50% of the shares owned by the Independent Shareholders, and the Proposed Subscription must be approved by the Independent Shareholders or their proxies representing more than 50% of the shares owned by the Independent Shareholders.

1. If the Independent Shareholders attending the first EGM do not reach the quorum, a second EGM may be called provided that the second EGM should be attended by the Independent Shareholders or their proxies representing more than 50% of the shares owned by the Independent Shareholders, and the Proposed Subscription must be approved by the Independent Shareholders or their proxies representing more than 50% of the shares owned by the Independent Shareholders that are present in said second EGM.

2. If the Independent Shareholders attending the second EGM do not reach the quorum, a third EGM may be called after obtaining approval from BAPEPAM–LK and the Proposed Subscription must be approved by the Independent Shareholders or their proxies representing more than 50% of the shares owned by the Independent Shareholders that are present in said third EGM.

3. If the Independent Shareholders do not approve the Proposed Subscription, then the Proposed Subscription can not be proposed again for approval within a period of 12 (twelve) months from the date of the EGM when the Proposed Subscription is disapproved.

In accordance with Regulation No. IX.E.1, the Company shall provide the Statement Form in the format and content as attached to the Circular, to be signed by the Independent Shareholders which shall state that:

1. The parties concerned are in fact Independent Shareholders; and
2. If on a later date the said statement is found to be untrue, the party concerned shall be penalized in accordance with the applicable laws and regulations.

The important dates relating to the conduct of the EGM of the Company are as follows:

Event	Date
Notification to BAPEPAM-LK and BEI of EGM's date, place and agenda	22 May 2008
Announcement of the EGM and the abridged Circular in the newspapers	28 May 2008
Recording date of the shareholders entitled to attend EGM	11 June 2008
Announcement of invitation to the EGM in the newspapers	12 June 2008
EGM	27 June 2008
Notification to BAPEPAM-LK and BEI regarding the results of the EGM	30 June 2008
Announcement of the results of the EGM in the newspapers	30 June 2008

The invitation for the Company's EGM will be announced to the shareholders on 12 June 2008. Those shareholders who will not be able to attend the EGM are requested to fill in the Proxy Form and Statement Form, and return them to the Company. The completed Proxy Form and Statement Form should be received by the Company's legal department at the 25th Floor, Sudirman Plaza, Indofood Tower, Jalan Jenderal Sudirman Kav 76-78, Jakarta 12910, Indonesia, no later than 3 (three) Business Days prior to the date of the EGM, which is Tuesday, 24 June 2008.

RECOMMENDATION OF THE COMPANY'S BOARD OF COMMISSIONERS AND BOARD OF DIRECTORS

The Board of Commissioners and Board of Directors of the Company have received the reports and opinions from the appointed independent parties, and have considered the benefits of the Proposed Subscription, and believe that the Proposed Subscription is for the best interests of SIMP, the Company and the Independent Shareholders. In view of this, the Board of Commissioners and Board of Directors of the Company hereby recommend to the Independent Shareholders of the Company to approve the Proposed Subscription in the EGM to be held on 27 June 2008.

ADDITIONAL INFORMATION

Shareholders who need additional information may contact the Company during office hours at the following address:

PT Indofood Sukses Makmur Tbk
Sudirman Plaza, Indofood Tower, 27th floor
Jalan Jenderal Sudirman Kav. 76-78
Jakarta 12910 – Indonesia
Telephone: 62 (21) 5795 – 8822
Facsimile: 62 (21) 5793 – 5960

END